UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                            SunRiver Corporation (1)
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   867938 10 2
- --------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                          Gerald Youngblood, President
                              SunRiver Corporation
                              Echelon IV, Suite 200
                             9430 Research Boulevard
                            Austin, Texas 78759-6543

                                 (512) 349-5800
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 17, 1996
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

- --------------------

     (1) SunRiver Corporation was known as All-Quotes, Inc. at the time of the filing of the original Schedule 13D and is expected to change its name to Boundless Corporation.

                                 SCHEDULE 13D/A

CUSIP NO. 867938 10 2

         1.       Name of Reporting Person;
                  S.S. or I.R.S. Identification No. of Above Person

                  SunRiver Group, Inc.

                  I.D. No.: 64-0728774

         2.       Check the Appropriate Box if a Member of a Group

                  (a)  [  ]
                  (b)  [  ]

         3.       SEC Use Only .................................................

         4.       Source of Funds:                    O O

         5.       Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e) ............................[ ]

         6.       Citizenship or Place of Organization:  Delaware

Number of                           7.      Sole Voting Power: 30,614,084
Shares                              8.      Shared Voting Power: None
Beneficially                        9.      Sole Dispositive Power: None
Owned By                            10.     Shared Dispositive Power: 30,614,084
Each Reporting
Person With

         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person: 30,614,084 Shares

         12.      Check if the Aggregate Amount in Row 11 Excludes
                  Certain Shares (See Instructions) ........................[  ]

         13.      Percent of Class Represented by Amount In Row 11: 58.8%

         14.      Type of Reporting Person:    CO

CUSIP NO. 867938 10 2

         15.      Name of Reporting Person
                  S.S. or I.R.S. Identification No. of Above Person

                  Gerald Youngblood
                  SSN: ###-##-####

         16.      Check the Appropriate Box if a Member of a Group

                  (a)  [  ]
                  (b)  [  ]

         17.      SEC Use Only .................................................

         18.      Source of Funds:     O O

         19.      Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e) ...............................

         20.      Citizenship or Place of Organization: United States

Number of               21.     Sole Voting Power:              112,500
Shares                  22.     Shared Voting Power:            None
Beneficially            23.     Sole Dispositive Power:         112,500
Owned By                24.     Shared Dispositive Power:       None
Each Reporting
Person With

         25.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:  112,500  Shares

         26.      Check if the Aggregate Amount in Row 25 Excludes Certain
                  Shares (See Instructions) ................................[  ]

         27.      Percent of Class Represented by Amount In Row 25: 0.2%


         28.      Type of Reporting Person:    IN

     The original Statement on Schedule 13D, dated December 21, 1994 and Amendment No. 1 thereto, dated December 20, 1995 (such original Statement and Amendment No. 1 are herein collectively referred to as the "Original Amended Statement"), filed jointly by SunRiver Group, Inc. ("SunRiver Group") and Gerald Youngblood, relating to their beneficial ownership of the common stock, $.01 par value ("Common Stock"), of SunRiver Corporation (the "Issuer"), is amended by this Amendment No. 2 as set forth below. The event requiring the filing of this Amendment No. 2 is the resignation of Gerald Youngblood as voting trustee for 3,400,000 of the Voting Trust Shares (the "Remaining Voting Trust Shares") and Stephen Maysonave replacing Mr. Youngblood as voting trustee of the Remaining Voting Trust Shares, which event has resulted in Mr. Youngblood beneficially owning none of the 30,614,084 shares which he previously beneficially owned through his ability to elect a majority of the board of directors of SunRiver Group and Mr. Maysonave beneficially owning all of such 30,614,084 shares. Defined terms that are not defined herein have the meanings assigned to those terms in the Amendment No. 1.


Item 2. Identity and Background

          (a) Effective as of September 17, 1996, Gerald Youngblood resigned as the voting trustee for the Remaining Voting Trust Shares and Stephen Maysonave replaced Mr. Youngblood as the voting trustee. As a result, Mr. Maysonave has the power (and Mr. Youngblood relinquished the power) to control the Board of Directors of SunRiver Group.The Remaining Voting Trust Shares consist of 3,400,000 shares (52.3%) of the Series B Preferred outstanding. The voting trust arrangement pursuant to which Mr. Youngblood had the power to vote 1,500,000 million of the 4,900,000 Voting Trust Shares has been terminated.

          The information on Schedule A of the original Schedule 13D is superseded and amended by the following Schedule A:

                                   Schedule A
                                   ----------


                              Position(s)                   Other
Name and Address              with SunRiver Group           Occupation
- ----------------              -------------------           ----------

Jeffrey K. Moore              President, Treasurer       Financial Analyst
Boundless Technologies        and Chairman of the        of Boundless
Echelon IV                    Board                      Technologies, Inc.
Suite 200
Austin, TX 78759-6543

E. Robert Shepard, Jr.        Vice-President, Secretary  Principal, Executive
SynerMark                     and Director               Vice-President and
6850 Austin Center Blvd.                                 Director of
Suite 220                                                SynerMark
Austin, TX 78731

Gerald Youngblood             Director                   President and
SunRiver Corporation                                     Chairman of the
Echelon IV, Ste 200                                      Board of SunRiver
9430 Research Blvd.                                      Corporation
Austin, TX 78759-6543

H. John Trube                 Director                   President, Maverick
Maverick Marketing                                       Marketing
1101 Reinli
Austin, TX 78723

James W. Hood                 Director                   Private Investor
P.O. Box 4931
Jackson, MS 39296-4931

Stephen G. Maysonave          Stockholder                General Manager of
Informix Software, Inc.                                  Informix Software,
1111 Broadway, Ste. 2000                                 Inc.
Oakland, CA 94607

Matthew R. Moore              Stockholder                College Student
603 West 13th
Suite 340
Austin, TX


          (d) During 1994 and 1995, Mr. William Moore, the father of Jeffrey and Matthew Moore, was a key consultant to the Issuer. In April 1996, William Moore was convicted of felonies in federal district court for the Western District of Texas related to the acquisition and operation of a Texas savings and loan from 1982 to 1984 and was ordered to pay approximately $12 million in restitution to several federal agencies. Although William Moore disclaims beneficial ownership of, or an economic interest in, the controlling shares of SunRiver Group owned by his sons, there can be no assurance that the federal government will not attempt to attribute an economic interest in such shares to William Moore, or that his sons will not sell such shares, in order to satisfy this restitution order. Either of these outcomes could result in a change in control of SunRiver Group and, therefore, the Issuer and its subsidiaries. Mr. Moore is appealing these convictions and restitution order.

Item 5.     Interest in Securities of the Issuer

          (a) and (b) SunRiver Group is the beneficial owner of 30,614,084 shares of Common Stock (which is approximately 58.8% of the Common Stock outstanding inclusive of the shares underlying SunRiver Group's warrant to purchase 4,174,704 shares of Common Stock). See Item 2(a), above.

          (e) On September 17, 1996, Gerald Youngblood ceased to be the beneficial owner of 5% of the outstanding Common Stock. He beneficially owns 112,500 shares of Common Stock (less than 1% of the outstanding) as a result of holding options to purchase shares of Common Stock.


Item 7.    Material to be filed as Exhibits

                          Exhibit                       Exhibit
                          Numbers
                          -------                       -------

- -------------------

Filed herewith              3(f)          Resignation    of   Gerald
                                          Youngblood as voting trustee of the
                                          Remaining Voting Trust Shares,
                                          effective eptember 17, 1996.

Filed herewith              3(g)          Acceptance of  Appointment as  voting
                                          trustee of the Remaining Voting Trust
                                          Shares by Stephen  G.  Maysonave,
                                          effective September 17, 1996.

                                   SIGNATURES


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  September 26, 1996

                                   SUNRIVER GROUP, INC.


                                    By: /s/ Jeffrey K. Moore
                                       -----------------------------------------
                                    Jeffrey K. Moore, President


                                    /s/ Gerald Youngblood
                                    --------------------------------------------
                                    Gerald Youngblood


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